UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA ANNOUNCES DELAY IN FILING OF
 ANNUAL REPORT ON FORM 20-F

BEIJING, CHINA -- (July 15, 2010) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading media company in China, today announced that it would further delay the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Annual Report”).  The Company had previously filed for an automatic extension of the filing deadline until July 15, 2010 pursuant to Rule 12b-25 of the United States Securities Exchange Act of 1934.

The delay is due to the fact that the Company requires additional time to obtain further confirmation from its customer CCTV to assess the appropriateness of the revenue that was previously recognized by the Company in the three-month period ended June 30, 2009 in the amount of RMB 14.6 million (US$2.1 million) relating to the special events services the Company provided to CCTV in 2008.  The Company is working diligently to obtain such further confirmation, complete the assessment and file the 2009 Annual Report as soon as possible.  Pending the completion of its assessment, the Company cannot estimate at this time whether any adjustments to previously announced financial results will be required.

Because the Company has delayed its filing of the 2009 Annual Report, it anticipates that it may receive a notice from the New York Stock Exchange that it did not timely file the 2009 Annual Report. The Company expects that this notice will be issued in accordance with standard NYSE procedures and that the notification will not have an immediate effect on the listing of the Company’s American depositary shares.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 482 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the “Gold World Medal” award at The New York Festivals® International Television and Film Awards.

http://www.chinammia.com

For further information, contact:

China Mass Media Corp.
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com

Christensen Beijing: Roger Hu, +86-158 1049 5326 rhu@ChristensenIR.com	United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA CORP.
(Registrant)

Date: July 15, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer